SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)



             SpectraSite, Inc. (formerly SpectraSite Holdings, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    84761M104
-------------------------------------------------------------------------------
                                  (CUSIP Number)


                                February 10, 2003
-------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[ X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No. 84761M104                  13G/A                   Page 2 of 11 Pages


1.    NAME OF REPORTING PERSON                          SBC Communications Inc.
      I.R.S. IDENTIFICATIO NO. OF ABOVE PERSON:         43-1301883

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

-------------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER:                                 0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                         331,324
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                            0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                    331,324
-------------------------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:                                                           331,324

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                       [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    .7%
      (based on 47,550,172 shares outstanding on October 31, 2003, and assuming conversion of 165,662 warrants to purchase the New Common
      Stock of SpectraSite, Inc.)

12.   TYPE OF REPORTING PERSON:                                              HC

CUSIP No. 84761M104                  13G/A                   Page 3 of 11 Pages


1.    NAME OF REPORTING PERSON                          SBC Tower Holdings, LLC
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:       74-2977611

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

-------------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER:                                 0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                          70,588
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                            0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                     70,588
-------------------------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:                                                            70,588

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                       [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                   0.1%
      (based on 47,550,172 shares outstanding on October 31, 2003, and assuming conversion of 35,294 warrants to purchase the New Common Stock of SpectraSite, Inc.)


12.   TYPE OF REPORTING PERSON:                                              OO

CUSIP No. 84761M104                  13G/A                   Page 4 of 11 Pages


1.    NAME OF REPORTING PERSON:                   SBC Investment Portfolio, LLC
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

-------------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER:                                 0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                         260,736
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                            0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                    260,736
-------------------------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     260,736

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                       [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                   0.6%
      (based on 47,550,172 shares outstanding on October 31, 2003, and assuming conversion of 130,368 warrants to purchase the New Common
      Stock of SpectraSite, Inc.)


12.   TYPE OF REPORTING PERSON:                                              CO

CUSIP No. 84761M104                  13G/A                   Page 5 of 11 Pages

                         Amendment No. 3 to Schedule 13G


     This Amendment No. 3 supplements and amends the Schedule 13G filed on March 29, 2001 (the "Original 13G"), by SBC Communications Inc., SBC Tower Holdings, LLC, and New Southwestern Bell Mobile Systems, Inc., and reflects its revised interest in the Common Stock of SpectraSite, Inc. The following items of the
Schedule 13G are hereby amended and restated to read in their entirety as follows:

ITEM 1(a)         NAME OF ISSUER

     The name of the Issuer is SpectraSite, Inc. (formerly SpectraSite Holdings, Inc.) (the "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         The address of the Issuer's principal executive offices is 400 Regency Forest Drive, Cary, North Carolina 27511.

ITEM 2(a)         NAME OF PERSONS FILING

         The names of the persons filing this Schedule 13G/A are:
         o  SBC Communications Inc., a Delaware corporation ("SBC"),
         o  SBC Tower Holdings LLC, a Delaware limited liability company
            ("Tower Holdings") and a wholly owned indirect subsidiary of SBC,
         o SBC Investment Portfolio, LLC, a Delaware limited liability company ("Investment Portfolio") and partially-owned indirect subsidiary of SBC,
         o New Southwestern Bell Mobile Systems, Inc., a Delaware corporation and wholly-owned subsidiary of SBC, serving as the Managing Member with the authority to direct the business affairs of Tower Holdings, and
         o SBC International, Inc., a Delaware corporation and wholly-owned subsidiary of SBC, serving as the Managing Member with the authority to direct the business affairs of Investment Portfolio, (collectively, the "Reporting Persons").

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of SBC, Tower Holdings, New Southwestern Bell Mobile Systems, Inc., Investment Portfolio and SBC International, Inc. is 175 E. Houston Street, San Antonio, Texas 78205.

CUSIP No. 84761M104                  13G/A                   Page 6 of 11 Pages


ITEM 2(c)         CITIZENSHIP:

         See Item 2(a) above.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

          The class of equity securities to which this Schedule 13G relates is the common stock, $0.01 par value, of the Issuer (the "New Common Stock"). Prior to February 10, 2003, when the Issuer emerged from Chapter 11 bankruptcy, the Issuer's common stock was $.001 par value (the "Old Common Stock").

ITEM 2(e) CUSIP NUMBER: 84761M104

ITEM 4.          OWNERSHIP:

      Aggregate number and percentage of the class of securities of the Issuer:

(a)-(b) On August 25, 2000, SBC Wireless, Inc., a Delaware corporation ("SBC Wireless"), on behalf of itself and other affiliates of SBC which own telecommunications towers ("Towers"), the Issuer and Southern Towers, Inc. ("STI"), a subsidiary of Issuer, entered into an Agreement to Sublease (the "Agreement to Sublease"), pursuant to which Issuer and STI agreed to lease approximately 3,900 Towers from SBC Wireless and its affiliates.

     Under the Agreement to Sublease, as consideration for the leasing of the Towers to STI, SBC Wireless and certain other affiliates of SBC were to receive prepaid rent in the aggregate amount of approximately $1.3 billion (assuming 3,900 Towers were leased), which was payable by approximately $983 million in cash and approximately $325 million in Issuer's Old Common Stock (subject to adjustment in accordance with the Agreement to Sublease), equaling approximately 14,291,997 shares of Old Common Stock. SBC Wireless subsequently assigned its interest in the Agreement to Sublease to Tower Holdings.

     On November 5, 2001, Issuer, STI and Tower Holdings agreed to modify the Agreement to Sublease to reduce the number of Towers to approximately 3,600 and to delay the final closings under such Agreement to Sublease to the first quarter of 2004. Due to this modification, the aggregate prepaid rent payable under the Agreement to Sublease is approximately $1.2 billion (assuming 3,600 Towers are leased), divided between approximately $907 million in cash and approximately $300 million in Old Common Stock (subject to adjustment in accordance with the Agreement to Sublease), equaling approximately 13,200,000 shares of Old Common Stock (representing approximately 8.62% of the outstanding shares of Old Common Stock). Third-party equity holders of interests in participating SBC affiliates received cash under the Agreement to Sublease while Tower Holdings received a combination of cash and stock.

CUSIP No. 84761M104                  13G/A                   Page 7 of 11 Pages


     On May 15, 2002, Issuer, STI and Tower Holdings agreed (the "May 2002 Agreement"): (1) to permit STI's assignment to a newly formed subsidiary of STI's leasehold interest in all of the 546 Towers located in California and Nevada that had closed under the Agreement to Sublease, and STI's sale of such newly formed subsidiary to Cingular Wireless LLC ("Cingular"); and (2) to modify the Agreement to Sublease (a) to permit Cingular to acquire Tower Holdings' rights with respect to the remaining 187 Towers located in California and Nevada, and (b) to accelerate issuance to Tower Holdings of the Stock Portion of the consideration on the remaining Towers to be closed and of the additional Old Common Stock to which Tower Holdings is entitled under certain provisions that provide limited protection with respect to a decline in the trading price of the Old Common Stock.

     On November 14, 2002, Issuer, STI and Tower Holdings agreed to modify the Agreement to Sublease to reduce the maximum number of Towers that the Issuer is committed to lease or sublease to 3,306 Towers. On November 15, 2002, Issuer filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code and subsequently filed a Plan of Reorganization. As of December 31, 2002, Issuer had issued approximately 9.9 million shares of Old Common Stock to SBC pursuant to the SBC acquisition agreements. On February 10, 2003, as part of the Plan of Reorganization, Issuer issued to SBC 12.1 million shares of Old Common Stock in full satisfaction of any obligation to issue SBC further stock or make any further adjustment payment under the amended Agreement to Sublease. All of these shares of Old Common Stock were exchanged for 165,662 warrants to purchase shares of New Common Stock under the Plan of Reorganization. Tower Holdings subsequently assigned its interest in 130,368 warrants to Portfolio Investment. Each warrant allows the holder to purchase two shares of Issuer's New Common Stock at an aggregate purchase price of $32.00.

(c) Assuming conversion of 165,662 warrants, set forth below are the number of shares as to which such persons would have:

      (i)  Sole power to vote or to direct the vote:                          0

      (ii)  Shared power to vote or to direct the vote:                331,324*

      (iii)  Sole power to dispose or to direct the disposition of:           0

      (iv)  Shared power to dispose or to direct the disposition of:   331,324*

     * Tower Holdings would have shared voting and dispositive power over only 70,588 shares, and Investment Portfolio would have shared voting and dispositive power over only 260,736 shares.

CUSIP No. 84761M104                  13G/A                   Page 8 of 11 Pages


ITEM 10.          CERTIFICATIONS:

     By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  January 14, 2004        SBC COMMUNICATIONS INC.


                                    By:  James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development


                                    SBC TOWER HOLDINGS, LLC


                                    By:  James S. Kahan
                                         James S. Kahan
                                         President


                                    NEW SOUTHWESTERN BELL MOBILE SYSTEMS, INC.,
                                       As Managing Member of SBC Tower
                                       Holdings, LLC


                                    By:  James S. Kahan
                                         James S. Kahan
                                         President

CUSIP No. 84761M104                  13G/A                   Page 9 of 11 Pages



                                     SBC INVESTMENT PORTFOLIO, LLC.


                                     By:  Michael J. Viola
                                          Michael J. Viola
                                          President and Treasurer


                                     SBC INTERNATIONAL, INC.,
                                        As Managing Member of SBC Investment
                                        Portfolio, LLC.


                                     By:  James S. Kahan
                                          James S. Kahan
                                          Executive Vice President - Development

CUSIP No. 84761M104                  13G/A                   Page 10 of 11 Pages


                                    Exhibit A


                             JOINT FILING AGREEMENT

     The undersigned hereby agree that this Amendment 3 to Schedule 13G with respect to the common stock, $0.01 par value of SpectraSite, Inc., dated February 10, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 14, 2004        SBC COMMUNICATIONS INC.


                                    By:  James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development


                                    SBC TOWER HOLDINGS, LLC


                                     By:  James S. Kahan
                                          James S. Kahan
                                          President


                                    NEW SOUTHWESTERN BELL MOBILE SYSTEMS, INC.,
                                       As Managing Member of SBC Tower
                                       Holdings, LLC


                                    By:  James S. Kahan
                                         James S. Kahan
                                         President

CUSIP No. 84761M104                  13G/A                   Page 11 of 11 Pages


                                     SBC INVESTMENT PORTFOLIO, LLC.


                                     By:  Michael J. Viola
                                          Michael J. Viola
                                          President and Treasurer


                                     SBC INTERNATIONAL, INC.,
                                        As Managing Member of SBC Investment
                                        Portfolio, LLC.


                                     By:  James S. Kahan
                                          James S. Kahan
                                          Executive Vice President - Development